December 6, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Kairous Acquisition Corp. Limited Registration Statement on Form S-1, as amended File No. 333-259031

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC, as exclusive underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 pm, Washington D.C. time, on December 8, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed as many copies of the Preliminary Prospectus dated November 19, 2021, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

MAXIM GROUP LLC

By:	/s/ Clifford Teller
Name:	Clifford Teller
Title:	Executive Managing Director, Head of Investment Banking